Exhibit 99.1
Shinhan Financial Group’s Board made a resolution to approve the acquisition of shares of Orange Life Insurance, Ltd.

On September 5, 2018, the board of directors of Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”) passed a resolution to approve the acquisition of shares of Orange Life Insurance, Ltd. (“Orange Life”), former ING Life Insurance Korea, Ltd. The key details of the acquisition are as follows:

•	Number of shares to be acquired: 48,500,000 common shares of Orange Life
•	Purchase price (KRW): 2,298,900,000,000 (subject to change pending closing)
•	Contract counterparty: Life Investment Ltd.
•	Total number of shares of Orange Life to be owned by Shinhan Financial Group following the acquisition: 48,500,000 common shares (representing 59.15% of the outstanding shares of Orange Life)
•	Purpose of acquisition: For participation in management
•	The completion of the acquisition is subject to regulatory approvals and other closing conditions.
•	Key financial data of Orange Life:
Period	Total assets	Total liabilities	Total equity	Share capital	Operating revenue	Net income
(in millions of KRW)
FY2017	31,455,363	27,786,807	3,668,556	82,000	4,342,272	340,236
FY2016	30,668,730	26,521,315	4,147,415	82,000	4,265,749	240,741
FY2015	29,555,642	25,294,805	4,260,838	82,000	4,678,032	304,794

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